                                         Filed by Texas Instruments Incorporated
                                Pursuant to Rule 425 under the Securities Act of
                                 1993 and deemed filed pursuant to 14a-12 of the
                                                 Securities Exchange Act of 1934
                                 Subject Company: Texas Instruments Incorporated
                                                  Commission File No.: 001-03761



TI PROPRIETARY INFORMATION - STRICTLY PRIVATE                             PAGE 1


                                  EXTERNAL Q&A


Q1.  WHY IS TI BUYING BURR-BROWN?

It's a great strategic fit and a great cultural fit. Burr-Brown is a high-performance analog company - up to 24-bit performance - with a rich portfolio of products and an impressive team of analog designers, which are scarce. With Burr-Brown's high-precision data converter expertise, we will accelerate our data converter roadmap by several years. Burr-Brown also enhances our position in amplifiers. This combination means that TI will have a leading position in essentially every high-performance analog category. Our product portfolios are complementary, with essentially no overlap. Added to that, we will have the largest team of field-deployed analog-focused applications specialists, which are key to winning analog designs. We also have very compatible cultures, values and a common vision of what it will take to provide our customers what they need.

Q2.  WHY IS THIS ACQUISITION GOOD FOR BURR-BROWN?

First, TI's strength in DSP and global marketing will introduce Burr-Brown's products into new high-growth applications in communications, computing, digital consumer and industrial markets. Second, TI's advanced process technology combined with Burr-Brown's products will continue to increase performance capability beyond what is available today and expand the portfolio into other ranges of the product spectrum.

Q3.  WHAT DOES BURR-BROWN DO?

Burr-Brown is a leading supplier of high-performance analog and mixed signal integrated circuits for use in data conversion and signal conditioning applications throughout the world. Their major products are high-performance data converters and amplifiers.

Q4.  WHO APPROACHED WHOM?

The acquisition is a result of TI's strategic focus on winning in the analog market. Both companies quickly realized the benefits of this agreement.

Q5.  WERE THERE OTHER BIDDERS?

No. There is both a strong strategic fit and a strong cultural fit between these two companies.

Q6.  WHAT IS THE HISTORY BETWEEN TI AND BURR-BROWN?

Both TI and Burr-Brown have been aware of each other's capabilities, since both companies are players in the analog market. However, TI was for many years focused on the end-equipment segment of the analog market, while Burr-Brown was primarily focused on the catalog or mass market segment of the analog market.

Q7.  WILL BURR-BROWN BECOME A PART OF TI OR REMAIN A SEPARATE ENTITY?

Burr-Brown will become a wholly owned subsidiary of TI, and will become part of the Analog and Logic Products organization.


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TI PROPRIETARY INFORMATION - STRICTLY PRIVATE                             PAGE 2


FINANCIAL:

Q8. WHAT ARE BURR-BROWN'S REVENUES, NET INCOME AND OPERATING PROFITS FOR THE LAST THREE YEARS?

                                                                  OPERATING
YEAR                     REVENUE              INCOME              PROFIT
----                     -------              ------              ---------
1999                     $291 M               $46 M               $59.6 M
1998                     $258 M               $35 M               $44.6 M
1997                     $252 M               $32 M               $43.6 M


Projected revenue for 2000, according to analysts, is around $400 million. Burr-Brown 1Q00 revenue was $91M, a 48% increase over last year's first quarter.

Q9.  WHAT IS BURR-BROWN'S GROWTH OUTLOOK?

Analyst forecasts put 2000 revenue around $400 million, or 38 percent growth.

Q10. HOW WILL THE ACQUISITION AFFECT TI'S OPERATING RESULTS?

Excluding transaction costs, the acquisition is not expected to be material to TI's earnings per share in 2000 or 2001, and is expected to be accretive thereafter.

Q11. HOW DOES THE PREMIUM ON THIS ACQUISITION COMPARE TO OTHER SIMILAR
     TRANSACTIONS?

The premium paid in this transaction is in-line with industry practice. We are extremely excited about the combination of these two great companies and are comfortable with the purchase price offered. Elite, high-performance, expertise is very scarce and not cheap. This is a company that has real revenue, a strong growth outlook, very good margins that our process technology can make even better, and increasing momentum in its product introductions.

Q12. WHAT ARE THE STRATEGIC BENEFITS OF ACQUIRING BURR-BROWN?

o Burr-Brown has high-performance analog expertise. Analog engineers are a scarce resource in today's market and we just got some of the best in the world.

o    They will accelerate our data converter roadmap by several years.

o    There is essentially no product overlap.

o We've got the resources and channels to extend their high-performance lead and fill out larger data converter market opportunities in the medium- to high-resolution and high-speed range.

o Together we'll expect to introduce more than 400 new products this year, many of them architected for DSP interface.

o TI and Burr-Brown will offer customers a complete signal processing solution comprised of the world's leading DSPs and a leading position in essentially every high-performance analog category. This broadens the product offering of each company and enables us to offer the customer a better solution than either of us could alone.


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TI PROPRIETARY INFORMATION - STRICTLY PRIVATE                             PAGE 3


Q13. WHAT ARE THE SYNERGIES AND ASSOCIATED COST SAVINGS? WHAT WILL YOU HAVE TO
     DO TO ATTAIN THE SYNERGIES?

After close, the synergies mostly come in accelerated revenue growth that we expect to achieve through a combination of our DSP strength and additional manufacturing efficiencies that TI can bring to Burr-Brown. To achieve the manufacturing efficiencies, we will add TI advanced process technologies into Burr-Brown's fab.

Q14. WHAT DOES THIS DO TO GOODWILL/AMORTIZATION?

The transaction will be accounted for as a pooling-of-interests, so no goodwill or amortization expense will result. There will be one-time transaction-related expenses in the quarter in which the acquisition is completed.

Q15. WHEN WILL THE DEAL BE COMPLETED?

The acquisition is expected to close by the end of 3Q00, subject to statutory review.

Q16. WHEN WILL TI'S REVENUES REFLECT BURR-BROWN'S REVENUES?

Upon close.

Q17. WHAT ARE THE TERMS BY WHICH EITHER PARTY COULD TERMINATE THIS AGREEMENT?

The agreement is subject to the normal governmental reviews and approval from Burr-Brown shareholders.

Q18. HAS TI COMPLETED ITS DUE DILIGENCE YET?

TI has completed the due diligence required to enter into the transaction, and there are no conditions to closing related to additional due diligence. Between signing and closing, TI will continue to work with the Burr-Brown team to gather information appropriate to planning for the transition after closing.

Q19. ARE THERE ANY SPECIFIC REQUIREMENTS FOR BURR-BROWN'S NEXT QUARTERLY
     FINANCIAL RESULTS IN THIS AGREEMENT?

No.

Q20. ARE THERE ANY COLLARS AROUND THE STOCK EXCHANGE RATE? WHAT IF TI'S STOCK
     SIGNIFICANTLY INCREASES OR FALLS PRIOR TO CLOSING?

There are no collars in this transaction. From our initial discussions with Burr-Brown, we discovered that the two companies shared a very similar vision of the industry. With our strategic interests aligned, we agreed that it also made sense to align our financial interests.

PRODUCTS:

Q21. HOW DO BURR-BROWN PRODUCTS FIT INTO TI'S OVERALL ANALOG STRATEGY?

Due to the complementary nature of TI and Burr-Brown's product lines, our customers will now have a much broader portfolio of high-performance data converters and amplifiers to choose from. Burr-Brown's product portfolio will also further enhance our capability to offer analog products that are optimized to operate with TI DSPs.


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TI PROPRIETARY INFORMATION - STRICTLY PRIVATE                             PAGE 4


Q22. HOW MUCH OVERLAP IS THERE OF TI AND BURR-BROWN'S PRODUCTS?

There is essentially no overlap between TI and Burr-Brown products.

Q23. DOES THIS IMPACT THE ROADMAP FOR EACH COMPANY'S PRODUCTS?

The combination of Burr-Brown and TI product lines provides opportunities for acceleration of roadmaps in data converters, amplifiers and precision analog. Specific roadmap decisions will be discussed as the integration of the companies progresses.

Q24. DID YOU BUY BURR-BROWN BECAUSE YOU COULD NOT DEVELOP TI DATA CONVERTERS?

No. Our data converter team has done a great job. They've been in place only 3 years, but already they've developed an impressive product portfolio of 64 data converters, with most in the 10- to 16-bit range. The addition of Burr-Brown's data converters gives TI a product line ranging from the low- to high-performance range. It also accelerates our data converter roadmap by several years. In addition, we get Burr-Brown's elite analog design expertise in a market environment where analog designers are scarce.

Q25. WILL BURR-BROWN BENEFIT FROM TI'S PROCESS TECHNOLOGY, PACKAGING AND
     MANUFACTURING STRENGTHS?

Yes. TI has many advanced linear and mixed signal processes and a broad portfolio of in-house packaging, manufacturing and test capabilities. TI's process technology provides the speed, accuracy, low power and high performance products required by the market. TI's process combined with Burr-Brown's products will increase their performance capability beyond what is available today. TI is also transitioning much of its global analog manufacturing to 8-inch, which will increase available capacity for both Burr-Brown and TI products.

Q26. WHAT ABOUT BURR-BROWN'S MANUFACTURING? ARE YOU PLANNING TO CLOSE IT DOWN?

Just the opposite. We will use the Tucson manufacturing facility to support the growing business for Burr-Brown's products.

Q27. WHAT ARE THE PRODUCT AREAS IN CATALOG ANALOG THAT TI CURRENTLY PLAYS IN?
     DEFINE BRIEFLY EACH AREA. WHAT IS THE GROWTH FOR THESE AREAS?

TI is a player in both the end equipment focused and catalog/mass market.

In catalog, TI participates in power management, data converters, amplifier and interface.

o Power Management: An analog component that manages the power supply to other electrical components. 70% industry growth for 2000, 31% CAGR (`99-03, SIA)

o Data Converters: A mixed signal IC that either converts an analog signal to digital or a digital signal to analog. 25% industry growth for 2000 (SIA), 15% CAGR ('99-03, SIA)

o Amplifiers: Conditions and amplifies analog signals. 45% industry growth for 2000 (SIA), 21% CAGR ('99-03, SIA)

o Interface: IC's that communicate digital data across a significant distance on a system. 42% industry growth in 2000, 22% CAGR (`99-03, SIA)


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TI PROPRIETARY INFORMATION - STRICTLY PRIVATE                             PAGE 5


Q28. WHAT IS THE EXPECTED GROWTH FOR CATALOG ANALOG IN 2000?

The projected industry growth for catalog analog for 2000 is 48%, according to the Semiconductor Industry Association. The CAGR is 24% (`99-'03).

Q29. HOW WILL THIS AFFECT BURR-BROWN DISTRIBUTORS, REPS AND SUPPLIERS?

TI and Burr-Brown will work with distributors, reps and suppliers to develop mutually beneficial relationships that result in the best solutions for customers. In the meantime, distributors and reps should expect business as usual.

Q30. WHEN WILL TI CUSTOMERS BE ABLE TO ORDER BURR-BROWN PRODUCTS DIRECTLY FROM
     TI?

TI and Burr-Brown will continue to support each of their respective products through their current sales and distribution channels until close. These channels will be evaluated to leverage the strengths of the networks to provide the best access of products to our customers.

Q31. WHAT HAPPENS TO BURR-BROWN'S TRADEMARKS?

TI retains the rights to use the trademarked product names.

PEOPLE:

Q32. WILL YOU KEEP ALL OF BURR-BROWN'S TECHNICAL DESIGN TALENT? MANUFACTURING?

At close, all of Burr-Brown's employees will become employees of TI. In any situation like this, there will be jobs that are redundant, particularly in staff functions. If any jobs are affected, we will offer reassignments to other positions or outplacement support to jobs outside the company.

Q33. HOW MANY EMPLOYEES DOES BURR-BROWN HAVE? ARE THERE ANY PLANS FOR LAYOFFS?

Burr-Brown has about 1500 employees. At close, all of Burr-Brown's employees will become employees of TI. In any situation like this, there will be jobs that are redundant, particularly in staff functions. If any jobs are affected, we will offer reassignments to other positions or outplacement support to jobs outside the company.

Q34. WILL THEY HAVE TO MOVE TO TEXAS?

Relocations are expected to be limited.

BACKGROUND:

Q35. WHAT OTHER RECENT ACQUISITIONS HAS TI MADE IN THE ANALOG AREA?

TI acquired Unitrode, a leading supplier of power supply and battery management devices in October 1999 for $1.4B. In November 1999, TI acquired Power Trends a leading supplier for power modules. As you can see by these three acquisitions within 12 months, TI is as serious about analog as we are about DSP.

Q36. WHAT COMPANY IS TI BUYING NEXT?

As a policy, we don't comment on future activities regarding mergers and acquisitions. However, we will continue to advance our leadership in analog and digital signal processing solutions, and we recognize that acquisitions are one of the tools available to us.


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TI PROPRIETARY INFORMATION - STRICTLY PRIVATE                             PAGE 6


Q37. WHERE ARE BURR-BROWN'S OPERATIONS?

Headquarters are in Tucson, Arizona.  In addition, Burr-Brown has:

o    Manufacturing in Tucson, Arizona

o    Technical development facilities Atsugi, Japan and Livingston, Scotland.

o 5 North American direct sales offices and 28 sales representatives and distributors

o International sales and distribution subsidiaries in France, Germany, Italy, Japan, Singapore, The Netherlands, Switzerland, and the United Kingdom; 49 sales representatives throughout the rest of the world.

Q38. WHO ARE BURR-BROWN CUSTOMERS AND HOW IS BURR-BROWN'S SALES DIVIDED BY
     REGION?

Their key customers include ADC Telecom, Adtrain, Alcatel, Elsag Bailey, Ericsson, Fujitsu, Hewlett-Packard, Hitachi, Lucent, Matsushita, Mitsubishi, NEC, Nokia, Northern Telecom, Rockwell, Samsung, Siemens, ABB, Advantest, Sony, Toshiba and Yamaha.

In 1999, sales were divided evenly throughout the world, with approximately one third from the United States, one-third from Europe, with the remainder from Japan and the Southeast Asian region.

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